Infrastructure, environment, buildings	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS to Sell Part of the Firm's Facilities Practice in the U.S.

Arnhem, The Netherlands—February 10, 2005—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) today announced that it will sell part of its U.S. facilities practice to Ingenium Group, Inc. (Ingenium), a Canadian group of operating companies that includes Giffels Associates Limited, Giffels Design-Build, Inc., and NORR Limited among others. The principal reason for this divestiture is related to the refocusing of the company's efforts and services by de-emphasizing building detailed design. The sale includes the buildings design practice that is located in three offices: Southfield, Michigan; Raleigh, North Carolina; and Greenville, South Carolina, with combined gross revenues of approximately $18 million. The sale will involve the transfer of some 160 employees to Ingenium and will be closed by the end of March 2005. Financial details were not disclosed.

ARCADIS CEO Harrie Noy commented: "We believe that this transaction is a win/win for ARCADIS and Ingenium. This sale fits in our strategy to focus our buildings business on providing our clients services, such as project, program and facilities management, while decreasing our activities in detailed design. At the same time Ingenium strengthens its U.S. position and its standing in the automotive sector."

"Ingenium's entrepreneurial marketing and management style will provide new focus for the talented professionals in these three offices that will capitalize on their core capability of delivering quality building design services" stated Ingenium CEO Victor Smith.

Ingenium is a privately held Canadian company offering a full range of design, development and construction services for industrial, commercial and infrastructure clients across Canada and in selected locations internationally. Ingenium is the parent company of Giffels Associates Limited, Giffels Design-Build, Inc., Giffels Management Limited, NORR Limited and NORR Group Consultants International Ltd.

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, environment and buildings. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate over $1 billion in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

For more information contact:
Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@arcadis.nl
Visit us on the internet: www.arcadis-global.com